Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

LORUS ANNOUNCES PRESENTATION OF DATA FROM FOUR CLINICAL TRIALS WITH THREE DIFFERENT DRUGS AT THE 2006 AMERICAN SOCIETY OF CLINICAL ONCOLOGY (ASCO) MEETING

- Clinical Data on Virulizin®, GTI-2040 and GTI-2501 -

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, June 1, 2006 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that data from the company’s clinical programs are to be presented at the 2006 Annual Meeting of ASCO. The meeting will take place in Atlanta, Georgia, June 2-6, 2006.  The presentations will cover clinical data for the immune therapeutic Virulizin® and two antisense drug candidates, GTI-2040 and GTI-2501.

Four abstracts were accepted for presentation and/or publication in the meeting abstract book:

•

“A phase III trial of Virulizin® plus gemcitabine vs. gemcitabine alone in pancreatic cancer: Results of subgroup analysis” will be presented on Saturday, June 3rd, between 8:00am and noon (Abstract No: 4116, Poster Number: F10)

•

“A phase I study of GTI-2040 (G), an antisense to ribonucleotide reductase (RNR), in combination with high-dose cytarabine (HiDAC) in acute myeloid leukemia (AML)” will be presented on Saturday, June 3rd, between 8:00am and noon (Abstract No: 6561, Poster Number: BB5)

•

“A phase II study of the antisense oligonucleotide GTI-2040 plus docetaxel and prednisone as first line treatment in hormone refractory prostate cancer (HRPC)” has been accepted for publication in the meeting abstract book (Abstract No: 13015)

•

“Dose escalation phase of a phase I/II study of GTI-2501, an antisense to the R1 subunit of ribonucleotide reductase (RNR) and docetaxel in patients with metastatic hormone-refractory prostate cancer” will be presented on Sunday, June 4th, between 2:00pm and 6:00pm (Abstract No: 2078, Poster Number: D7).

“Lorus appreciates the opportunity to share clinical data with the medical and scientific communities. These four presentations at ASCO demonstrate our significant progress in the clinical development of therapeutic agents for the management of cancer,” said Lorus CEO, Dr. Jim Wright.

More about the Presentations at ASCO

Pancreatic Cancer: Data will be presented from the recently completed phase III clinical trial of Virulizin®, a biological response modifier that has been shown to have immune stimulatory and anticancer activity in animal models of several human cancers. Early clinical trials indicated that Virulizin® appeared to be an effective treatment for pancreatic cancer. Although as previously reported, the phase III trial did not meet the primary clinical endpoint of a statistically significant increase in overall survival with Virulizin®, subsequent analyses indicated that sub-sets of patients appeared to have benefited from treatment. Patients with either low ECOG scores (better overall performance), or patients with metastatic disease, had increased survival times that approached statistical significance. In addition, exploratory analysis of data from patients that continued treatment with Virulizin® during second line therapy demonstrated significant increases in survival. These data allow Lorus to further consider the clinical development plan for Virulizin® to target those patients that are likely to receive benefit. The presentation will further evaluate these subgroups.

Acute Myeloid Leukemia: Data from the ongoing AML clinical trial will be presented, including toxicity, pharmacokinetics (PK), pharmacodynamics (PD), and clinical results. The investigator, Dr. Guido Marcucci of Ohio State University, will present promising clinical response rates for patients in cohort I (age 18-59) and, of special interest to the field of antisense drug development, the results support down-regulation of the drug’s target gene correlating with efficacy. This clinical trial is sponsored by the National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP) under a Clinical Trials Agreement (CTA) with Lorus.

Hormone Refractory Prostate Cancer: For this clinical trial of GTI-2040 in combination with docetaxel and prednisone, interim efficacy and toxicity data are presented in the abstract with Dr. Kala Sridhar as the lead author and Dr. Malcolm Moore as the Principal Investigator. This study is also sponsored by NCI CTEP under a CTA with Lorus, and is conducted by the Toronto Princess Margaret Hospital consortium.

Hormone Refractory Prostate Cancer: Data will be presented from an ongoing clinical trial of GTI-2501, an antisense compound targeting the R1 gene, the large subunit of ribonucleotide reductase, which is essential for DNA synthesis and cell proliferation. The study is being conducted at three centers and is led by Dr. Scott Berry of Sunnybrook and Womens Cancer Centre in Toronto. GTI-2501 has anticancer activity in a number of animal models of human cancer and a dose of 210.9 mg/m2/day was shown to be safe in humans in a previously completed phase I clinical trial. The presentation will cover the first phase of the clinical trial, intended to identify the safe phase II dose of GTI-2501 in combination with docetaxel. Pharmacokinetic and toxicity results will be presented.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.